SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   ________
                                 SCHEDULE 13D
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 1)*

                     International Airline Support Group, Inc.
                               (Name of Issuer)

                                 Common Stock
                         (Title of Class of Securities)

                                   458865201
                                (CUSIP Number)

                 Mr. David K. Sherman, Cohanzick Capital, L.P.
           427 Bedford Road, Suite 230, Pleasantville, NY 10570 (914) 741-9600

                   (Name, address and telephone number of person
                  authorized to receive notices and communications)

                              March 21, 2000
               (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13(d)-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                           (Page 1 of 7 Pages)
________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13D

CUSIP No.  458865201                                       Page 2 of 8 Pages
           ---------


      1        NAME OF REPORTING PERSON             David K. Sherman



      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*                                  00


      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION              USA


  NUMBER OF     7   SOLE VOTING POWER                              0
   SHARES

BENEFICIALLY    8   SHARED VOTING POWER                      167,000
OWNED BY EACH

                9   SOLE DISPOSITIVE POWER                         0
  REPORTING
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER                 167,000


     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                              167,000


     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                       7.64%

     14        TYPE OF REPORTING PERSON*                          IN


 *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.  458865201                                       Page 3 of 8 Pages
           ---------


      1        NAME OF REPORTING PERSON             Sunnyside, L.L.C.



      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*                                  00


      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION          Delaware


  NUMBER OF     7   SOLE VOTING POWER                              0
   SHARES

BENEFICIALLY    8   SHARED VOTING POWER                      167,000
OWNED BY EACH

                9   SOLE DISPOSITIVE POWER                         0
  REPORTING
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER                 167,700


     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                              167,000


     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                       7.64%

     14        TYPE OF REPORTING PERSON*                          CO


*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.  458865201                                     Page 4 of 8 Pages
           ---------


      1        NAME OF REPORTING PERSON      Cohanzick Capital, L.P.



      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*                                   00


      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION         Delaware


  NUMBER OF     7   SOLE VOTING POWER                              0
   SHARES

BENEFICIALLY    8   SHARED VOTING POWER                      167,000
OWNED BY EACH

                9   SOLE DISPOSITIVE POWER                         0
  REPORTING
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER                 167,000


     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                              167,000


     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                        7.64%

     14        TYPE OF REPORTING PERSON*                          PN


*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.  458865201                                     Page 5 of 8 Pages
           ---------


      1        NAME OF REPORTING PERSON       Cohanzick Partners, L.P.



      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*                               WC  00


      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION         Delaware


  NUMBER OF     7   SOLE VOTING POWER                              0
   SHARES

BENEFICIALLY    8   SHARED VOTING POWER                      167,000
OWNED BY EACH

                9   SOLE DISPOSITIVE POWER                         0
  REPORTING
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER                 167,000


     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                              167,000


     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                        7.64%

     14        TYPE OF REPORTING PERSON*                         PN


*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                           Page 6 of 8 Pages

Item 1.  SECURITY AND ISSUER.
Item 1 is hereby amended and restated as follows:

     The Schedule 13D initially filed on October 8, 1999 (the "Schedule 13D") by Cohanzick Partners, L.P., a limited partnership organized under the laws of the State of Delaware ("Cohanzick Partners"); Cohanzick Capital, L.P., a limited partnership organized under the laws of the State of Delaware ("Cohanzick Capital"); Sunnyside, L.L.C., a limited liability company organized under the laws of the State of Delaware ("Sunnyside"); and David K. Sherman ("Mr. Sherman") relating to the common stock, par value $.001 (the "Common Stock"), of International Airline Support Group, Inc. (the "Company") is hereby amended by this Amendment No. 1 to the Schedule 13D.
The Company's principal executive offices are located at 1954 Airport Road, Suite 200, Atlanta, GA 30341.

Item 2.  IDENTITY AND BACKGROUND.
Item 2 is hereby amended and restated as follows:

     (a) This Statement is filed jointly by (a) David K. Sherman ("Mr. Sherman"); (b) Sunnyside, L.L.C. ("Sunnyside"), (c) Cohanzick Capital, L.P. ("Cohanzick Capital"); and (d) Cohanzick Partners, L.P. ("Cohanzick Partners"); (the persons listed in clauses (a) through (d) above, are the "Reporting Persons").

     (b) The principal business address of each of the Reporting Persons is 427 Bedford Road, Suite 230, Pleasantville, NY 10570.

     (c) Cohanzick Partners is a Delaware limited partnership whose principal business is to invest in securities of U.S. issuers. Cohanzick Capital, a Delaware limited partnership, is the sole general partner of Cohanzick Partners. Sunnyside, a Delaware limited liability company, is the sole general partner of Cohanzick Capital. Mr. Sherman is a United States citizen and the sole managing member of Sunnyside.

     (d)  Not Applicable

     (e)  Not Applicable

     (f)  See (c), above

Item 3.  SOURCE AND AMOUNT OF FUNDS.
Item 3 is hereby amended and restated as follows:

     The net investment cost (including commissions, if any) of the shares of Common Stock held by Cohanzick Partners is $778,723.12 Such shares were purchased with Cohanzick Partners' investment capital. Mr. Sherman, Sunnyside and Cohanzick Capital do not directly own any of such shares.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
Item 5 is hereby amended and restated as follows:



                                                            Page 7 of 8 Pages

    (a) Based upon an aggregate of 2,187,198 shares of Common Stock outstanding, as set forth in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1999, as of the close of business on January 10, 2000:


          (i) Cohanzick Partners beneficially owns 167,000 shares of Common Stock, constituting approximately 7.64% of the shares of Common Stock outstanding;


          (ii)  Cohanzick Capital owns directly no shares of Common Stock.
By reason of its position as general partner of Cohanzick Partners, under the provisions of Rule 13d-3 of the Securities and Exchange Commission ("Rule 13d-3"), Cohanzick Capital may be deemed to beneficially own the 167,000 shares of Common Stock owned by Cohanzick Partners, constituting approximately 7.64% of the shares of Common Stock outstanding;

          (iii) Sunnyside owns directly no shares of Common Stock. By reason of its position as general partner of Cohanzick Capital, under the provisions of Rule 13d-3, Sunnyside may be deemed to beneficially own the 167,000 shares of Common Stock owned by Cohanzick Partners, constituting approximately 7.64% of the shares of Common Stock outstanding; and

          (iv) Mr. Sherman owns directly no shares of Common Stock. By reason of his position as managing member of Sunnyside, Mr. Sherman, under provisions of Rule 13d-3, may be deemed to beneficially own the 167,000 shares owned by Cohanzick Partners, constituting approximately 7.64% of the shares of the Common Stock outstanding.

    (b) Cohanzick Partners has the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Cohanzick Capital, its general partner, Sunnyside and ultimately Mr. Sherman, as managing member of Sunnyside. Therefore each of the Reporting Persons shares the power, and does not have sole power, to dispose of and to vote the shares of Common Stock beneficially owned by it and the other Reporting Persons.

     (c) Listed below are transactions with respect to the Reporting Persons. Since the time of the filing of the original Schedule 13D, which includes the period during the sixty days prior to and including March 30, 2000, only Cohanzick Partners effected transactions in the shares of Common Stock in open market transactions with brokers, as follows:

                                                  Number            Price
                    Date        Action          of Shares         per Share
                    ----        ------          --------          --------
                 12/31/99       Bought             3,000           $3.6600
                 01/10/00       Bought             6,000           $3.6471
                 03/03/00       Bought             4,000           $3.6588
                 03/06/00       Bought             2,000           $3.6625
                                                         Page 8 of 8 Pages

                 03/07/00       Bought             3,000           $3.7850
                 03/08/00       Bought             2,000           $3.7875
                 03/20/00       Bought             3,000           $3.9100
                 03/21/00       Bought             7,500           $3.9070

      (d)  Not Applicable

      (e)  Not Applicable


                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2000


Cohanzick Partners, L.P.

By:  Cohanzick Capital, L.P.
     its sole General Partner

By:  Sunnyside, L.L.C.
     its sole General Partner

By:  /s/ David K. Sherman
     -----------------
         David K. Sherman
         Managing Member


     David K. Sherman


     /s/ David K. Sherman
--------------------------